i
030897

     PATENT LICENSE AGREEMENT ("Agreement") with an Effective
Date of March 10, 1997 between INTERNATIONAL BUSINESS MACHINES CORPORATION, a New York corporation ("IBM"), and UNIPHASE CORPORATION, a Delaware corporation ("LICENSEE").

     Contemporaneously with the execution of this Agreement, the parties have entered into a Technology License Agreement which includes, in part, a license under certain technology owned by IBM to manufacture and sell Royalty-Bearing Products (as defined in such Technology License Agreement). The exercise of such technology license by LICENSEE may require a license under the IBM patents listed in Exhibit 1 (the "Licensed Patents"). LICENSEE desires to acquire a nonexclusive license under the Licensed Patents for such Royalty-Bearing Products.

In consideration of the premises and mutual covenants herein contained, IBM and LICENSEE agree as follows:

Section 1.  Definitions
1.1  "Patented Portion" shall mean that portion of a Product which:
(a)embodies or uses all the elements or steps recited in any one Claim of one Licensed Patent; or
(b)is manufactured by use of all the steps recited in any one Claim of one Licensed Patent.

1.2 "Products" shall mean semiconductor laser chips other than Royalty-Free Products (as defined in the Technology License Agreement).

1.3 "Selling Price" shall mean the actual selling price to unaffiliated customers, and the greater of actual selling price or fair market value in sales to affiliated customers; provided that in either case the Selling Price shall be reduced for discounts, taxes, transportation fees and other unreimbursed charges paid by LICENSEE or its Subsidiaries in connection with the sale of Products.

1.4  "Subsidiary" shall mean a corporation, company or other entity:
(a)more than fifty percent (50%) of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, now or hereafter, owned or controlled, directly or indirectly, by a party hereto, or
(b)which does not have outstanding shares or securities, as may be the case in a partnership, joint venture or unincorporated association, but more than fifty percent (50%) of whose ownership interest representing the right to make the decisions for such corporation, company or other entity is now or hereafter, owned or controlled, directly or indirectly, by a party hereto, but such corporation, company or other entity shall be deemed to be a Subsidiary only so long as such ownership or control exists.

1.5 "Claim" shall mean an allowed claim under a Licensed Patent that has not expired or been adjudicated invalid.

Section 2.     License
2.1 IBM grants to LICENSEE and its Subsidiaries a nonexclusive license under the Licensed Patents to make, use, import, offer to sell, sell and otherwise transfer Products. The license as to any Subsidiary shall terminate on the date such Subsidiary ceases to be a Subsidiary. Additionally, subject to Section 2.4, IBM grants to LICENSEE and its Subsidiaries a nonexclusive license under the Licensed Patents the right to have LICENSEE's Products made by another manufacturer for the use and/or lease, sale or other transfer only by LICENSEE and its Subsidiaries. Such license shall further include the right to incorporate Products as components, subassemblies or subsystems in other products manufactured and/or sold by LICENSEE and its Subsidiaries.

2.2 No license is granted pursuant to Section 2.1 with respect to any particular Product, unless:
(a)a Licensed Patent defines a Patented Portion of said Product;
(b)said Licensed Patent is identified in a report as covering said Product, if required by Section 4.5; and
(c)either the royalty attributable to said Product is paid as required by
     Section 4.2, or a late payment of said royalty is made and accepted by IBM pursuant to Section 4.4.

2.3 No license, immunity or other right is granted under this Agreement, either directly or by implication, estoppel, or otherwise:
(a)other than under the Licensed Patents;
(b)with respect to any item other than a Product notwithstanding that such other item may incorporate one or more Products; or
(c)to parties acquiring any item from LICENSEE or its Subsidiaries for the combination of such acquired item with any other item, including other items provided by LICENSEE or its Subsidiaries, or for the use of any such combination even if such acquired item has no substantial use other than as part of such combination.

2.4  The license to have Products made granted in Section 2.1 to LICENSEE:
(a) shall only apply when the specifications for LICENSEE's Products were created by LICENSEE (either solely or jointly with one or more third parties);
(b) shall only be under Claims of Licensed Patents, the infringement of which would be necessitated by compliance with such specifications;
(c) shall not be under Claims for a method or process unless such method or process is based upon technology created by LICENSEE (either solely or jointly with one or more third parties) or otherwise licensed by IBM to LICENSEE; and
(d) shall not apply to any Products in the form manufactured or marketed by said other manufacturer prior to LICENSEE furnishing said specifications.

     Unless LICENSEE informs IBM to the contrary, LICENSEE shall be deemed to have authorized said other manufacturer to make LICENSEE's Products under the license granted to LICENSEE in Section 2.1 when the condition specified in Section 2.4(a) is fulfilled. In response to a written request identifying a Product and a manufacturer, LICENSEE shall in a timely manner inform IBM of the quantity of such Product, if any, manufactured by such manufacturer pursuant to the license granted in Section 2.1.

2.5 LICENSEE shall have the right to exercise any license rights granted hereunder through any Subsidiary, and any reference in this Section 2 to LICENSEE shall be deemed to refer to any Subsidiary through which LICENSEE shall so exercise such license rights.

Section 3.   Payment
3.1 LICENSEE, on behalf of itself and its Subsidiaries, shall pay a royalty for each Product which contains a Patented Portion at a rate computed at the following percentages of Selling Price of such Product:

      Number of Licensed Patents     Percentage of
      Covering the Product           Selling Price

                1                         1%
                2                         2%
                3                         3%
                4                         4%
                5 or more                 5%

For the purposes of this Section 3.1, a Licensed Patent and its corresponding patents in other countries, listed in Exhibit 1, shall be deemed to be one Licensed Patent.

Royalties shall only be payable on one occasion for each Product manufactured and sold by LICENSEE or its Subsidiaries. To the extent a Product consisting of a semiconductor laser chip, which is subject to LICENSEE's royalty obligations pursuant to this Section 3.1, is incorporated as a component, subassembly or subsystem in another product, the Selling Price shall be determined based on the published list price (or if no such published list price exists, the fair market value) of such semiconductor laser chip exclusive of any other portion of the product that does not contain Patented Portions.

3.2 Subject to Section 3.4, no royalties shall be paid by LICENSEE with respect to Products which LICENSEE purchases from a third party licensed under all of the Licensed Patents to sell such Products, and for which Products a royalty or other consideration was paid to IBM.

3.3 If LICENSEE purchases from a third party portions of a Product and combines such portions with each other and/or with other portions such that the combination is itself a Product which includes a Patented Portion not fully included in any individual purchased portion, then royalty shall be due for the combination in accordance with this Section 3, whether or not said third party is authorized by IBM to sell said purchased portions.

3.4 Any semiconductor laser chip that would otherwise be subject to LICENSEE's royalty obligations pursuant to this Section 3 shall not be subject to such royalty obligations if such chip is sold by LICENSEE (or any Subsidiary of LICENSEE authorized to exercise LICENSEE's license rights hereunder pursuant to Section 2.5 hereof) to a customer that is licensed by IBM at the time of such sale as to the Patented Portion that would otherwise give rise to such royalty obligation; provided such customer notifies LICENSEE, in writing at or prior to the time of such sale, that it is exercising its own "have made" rights as to such Patented Portion, and LICENSEE notifies IBM, of its intention to excercise such exclusion from its royalty obligation in the royalty report for such reporting period.

Section 4.     Accruals, Records, Reports and Other Information
4.1 Royalties shall accrue when a Product, with respect to which royalty payments are required by this Agreement, is first sold or otherwise transferred (including, sold or otherwise transferred to IBM or any of its Subsidiaries), or first used in each country of use, by or for LICENSEE or any of its Subsidiaries.

4.2 LICENSEE's accounting period shall be semiannual and end on the last day of each June and December during the term of this Agreement. Within sixty (60) days after the end of each such period, LICENSEE shall furnish to IBM a written report containing the information specified in Section 4.5 and shall pay to IBM all unpaid royalties accrued hereunder through the end of each such period.

4.3 LICENSEE shall pay all royalties and other payments due hereunder in US dollars. All royalties for an accounting period computed in other currencies shall be converted into US dollars at the exchange rate for bank transfers from such currency to US dollars as quoted by the head office of Citibank N.A., New York, USA, at the close of banking on the last day of such accounting period (or the first business day thereafter if such last day is a non-business day).

4.4 IBM may accept a late payment provided such payment includes all overdue royalties or other payment plus interest. The interest on any overdue royalty or other payment shall be calculated commencing on the date such royalty or other payment became due, using an annual rate which is the greater of ten percent (10%) or one percentage point higher than the prime interest rate as quoted by the head office of Citibank N.A., New York, USA at the close of banking on such date, or on the first business day thereafter if such date falls on a non-business day. If such interest rate exceeds the maximum legal rate in the jurisdiction where a claim therefor is being asserted, the interest rate shall be reduced to such maximum legal rate.

4.5 LICENSEE's written report shall be certified by an officer of LICENSEE and shall contain the following information:
(a)a description of each type of Product, the quantity sold or otherwise transferred during the accounting period, and the sum of the Selling Prices for such quantity;
(b)identification of each Licensed Patent covering each such Product. However, if LICENSEE pays royalties for the use of five (5) or more Licensed Patents, LICENSEE shall have no obligation to identify the Licensed Patents for that Product;
(c)the amount of royalties due for each type of Product; and
(d)the aggregate amount of all royalties due.
In the event that any of Sections 4.5(a) through 4.5(d) does not apply to an accounting period, LICENSEE shall so indicate. In the event no royalties are due, LICENSEE's report shall so state.

4.6 For the purpose of determining obligations under IBM patents, LICENSEE shall, within thirty (30) days of a written request by IBM:
(a)provide to or make available for inspection by IBM or its designee any Product or a copy of any materials relevant to any Product identified by IBM;
(b)sell, license or otherwise transfer and deliver to IBM any Product at any time offered for sale or transferred by LICENSEE; and
(c)provide to IBM or its designee access to those manufacturing processes used by LICENSEE in the manufacture of Products.

4.7 LICENSEE shall keep records in accordance with generally accepted accounting principles and in sufficient detail to permit the determination of royalties due to IBM. Such records shall include, but not be limited to, detailed records supporting the information provided under Section 4.5. Such records shall be kept for six (6) years following the submission of the related report.

Upon written notice for an audit, LICENSEE shall permit auditors designated by IBM, together with such legal and technical support as IBM deems necessary, to examine, during ordinary business hours, records, materials, and manufacturing processes of LICENSEE for the purpose of verifying compliance with this Agreement.

Each party shall pay the costs that it incurs in the course of the audit. However, in the event that the audit establishes underpayment greater than five percent (5%) of the royalties due, LICENSEE shall reimburse IBM for the cost of the audit; provided, however, such reimbursement shall not exceed the amount of the underpayment.

4.8 IBM agrees that any statements or audit results furnished or otherwise made available to or obtained by IBM pursuant to this Section 4.0 shall be subject to equivalent confidentiality restrictions set forth in Section 3 of the Technology License Agreement and shall not be disclosed by IBM for a period of three (3) years from the date of disclosure.

Section 5.   Term; Termination
5.1  The license granted herein shall remain in effect for a period of five
(5) years from the Effective Date, unless earlier terminated under the provisions of this Agreement.

5.2 LICENSEE may terminate the license granted herein, in whole or as to any specified Licensed Patent by giving notice in writing to IBM; provided, however, that termination of the license as to any specified Licensed Patent shall include termination of the license as to all corresponding Licensed Patents in other countries. Any such termination shall be irrevocable.

5.3 IBM shall have the right to terminate this Agreement, or the license granted hereunder, if LICENSEE is more than fifty-thousand dollars ($50,000) in arrears in its payment obligations or if LICENSEE fails, at any time to:
(a)maintain records which substantially meets the requirements of Section
     4.7;
(b)make a report which substantially meets the requirements of Section 4.5;
     or
(c)permit an audit pursuant to Section 4.7; and

if LICENSEE does not cure such breach within sixty (60) days after mailing of written notice from IBM to LICENSEE specifying the nature of such breach; unless such breach is the subject of a good faith dispute between IBM and LICENSEE. IBM's termination of this Agreement or of the license shall be effective upon written notice.

5.4 No termination of this Agreement or the license granted hereunder shall relieve LICENSEE of any obligation or liability accrued hereunder prior to such termination.

Section 6.     Option Granted
6.1 LICENSEE grants to IBM, the right to obtain a license to make, use, import, offer to sell, sell and otherwise transfer any information handling system product. Said license shall be on terms, including royalty rates, no less favorable than those granted to LICENSEE herein or in any amendment hereto. Said right shall bewith respect to any patent under which LICENSEE or any of its Subsidiaries has the right to grant licenses to unaffiliated third parties at any time on or before the Effective Date and shall be limited to a number equivalent to the number of Licensed Patents licensed hereunder.

Section 7.     Means of Payment and Communication
7.1 Payment shall be made by electronic funds transfer. Payments shall be deemed to be made on the date credited to the following account:

     IBM, Director of Licensing
     The Bank of New York
     48 Wall Street
     New York, New York 10286
     United States of America
     Credit Account No.890-0209-674
     ABA No. 0210-0001-8

7.2 Notices and other communications shall be sent by facsimile or by registered or certified mail to the following address and shall be effective upon mailing:

     For IBM:                    For LICENSEE:
     Director of Licensing       Director, Intellectual Property
     IBM Corporation             Uniphase Corporation
     500 Columbus Avenue         163 Baypointe Parkway
     Thornwood, New York 10594   San Jose, CA  95134
     Facsimile: (914) 742-6737   (408) 954-0540




Section 8.     Miscellaneous
8.1 LICENSEE shall not assign this Agreement, assign or sublicense any rights under it, nor delegate any of its obligations. Any attempt to do so shall be void.

8.2 Both parties agree not to use or refer to this Agreement or any of its provisions in any promotional activity.

8.3 IBM shall not have any obligation hereunder to institute any action or suit against third parties for infringement of any Licensed Patents or to defend any action or suit brought by a third party which challenges or concerns the validity of Licensed Patents. LICENSEE shall not have any right to institute any action or suit against third parties for infringement of any Licensed Patents.

8.4 IBM represents and warrants that it has the full right and power to grant the license set forth in Section 2. IBM MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, NOR SHALL IBM HAVE ANY LIABILITY, IN RESPECT OF ANY INFRINGEMENT OF PATENTS OR OTHER RIGHTS OF THIRD PARTIES DUE TO LICENSEE'S OPERATION UNDER THE LICENSE HEREIN GRANTED.

8.5 This Agreement shall not be binding upon the parties until it has been signed hereinbelow by or on behalf of each party. No amendment or modification hereof shall be valid or binding upon the parties unless made in writing and signed as aforesaid.

8.6 If any section of this Agreement is found by competent authority to be invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such section in every other respect and the remainder of this Agreement shall continue in effect so long as the Agreement still expresses the intent of the parties. However, if the intent of the parties cannot be preserved, this Agreement shall be either renegotiated or terminated.

8.7 This Agreement shall be construed, and the legal relations between the parties hereto shall be determined, in accordance with the law of the State of New York, USA, as such law applies to contracts signed and fully performed in such State.

8.8 The headings of sections are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

This Agreement, including its Exhibit, and the Technology License Agreement of even date herewith, embody the entire understanding of the parties with respect to the Licensed Patents, and replaces any prior oral or written communications between them.


Agreed to:                         Agreed to:
UNIPHASE CORPORATION               INTERNATIONAL BUSINESSMACHINES
CORPORATION

By: \s\ Danny E. Pettit            By: \s\ Suzanne C. Lewis
Name: Danny E. Pettit              Name: Suzanne C. Lewis
Title: Vice President, Finance     Title: Business Development
       and CFO                           Consultant

                                 Exhibit 1

"Licensed Patents" shall mean the following patents, patents issuing from the following applications, and all patents which are reissues, divisions, continuations, or extensions of any of the following patents:

  Patent/Application          Issue or File
     Number                        Date
                                (DD/MM/YY)

 4,246,548                       20/01/81
 4,805,179                       14/02/89
 4,901,329                       13/02/90
 4,917,453                       17/04/90
 4,971,927                       20/11/90
 5,029,555                       09/07/91
 5,032,219                       16/07/91
 5,032,879                       16/07/91
 5,0377,76                       06/08/91
 5,059,552                       22/10/91
 5,060,233                       22/10/91
 5,100,220                       31/03/92
 5,103,493                       07/04/92
 5,111,468                       05/05/92
 5,153,890                       06/10/92
 5,172,365                       15/12/92
 5,177,031                       05/01/93
 5,185,289                       09/02/93
 5,247,597                       21/09/93
 5,259,049                       02/11/93
 5,280,535                       18/01/94
 5,284,792                       08/02/94
 5,287,001                       15/02/94
 5,307,357                       26/04/94
 5,309,465                       03/05/94
 5,311,539                       10/05/94
 5,319,725                       07/06/94
 5,327,415                       05/07/94
 5,331,655                       19/07/94
 5,344,746                       06/09/94
 5,373,166                       13/12/94
 5,376,582                       27/12/94
 5,376,587                       27/12/94
 5,414,293                       09/05/95
 5,463,705                       31/10/95
 5,498,973                       12/03/96
 5,516,727                       14/05/96
 5,594,749                       14/01/97
 Appl.721072                     26/09/96
 PCT/IB97/00055                  27/01/97